Exhibit 99.1

Form 51-102F3
Material Change Report

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company")

2300, 530 - 8th Avenue S.W.

Calgary, AB T2P 3S8

2.	Date of Material Change:

May 31, 2013

3.	Document:

Press release issued on June 3, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Bellatrix announced that the Seoul Korea based company (the "JV Partner") was not able to meet the remaining closing conditions required to close the previously announced Ferrier area Korean $300 million Cardium Joint Venture on May 31, 2013.

5.	Full Description of Material Change:

Bellatrix announced that the JV Partner was not able to meet the remaining closing conditions required to close the previously announced Ferrier area Korean $300 million Cardium Joint Venture on May 31, 2013. Bellatrix has not extended the deadline for satisfying such conditions beyond May 31, 2013 and as a result Bellatrix will consider alternative joint venture partners for the proposed Ferrier area Cardium Joint Venture as well as continuing to consider other joint venture partners for the Company's other interests in the Cardium resource play. As a result of the JV Partner's failure to satisfy the conditions of the joint venture agreement Bellatrix has terminated such agreement.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.	Date of Report:

June 10, 2013

Forward looking statements: Certain information set forth in this document, including management's assessments of the future plans and operations including management's plans to consider alternative joint venture partners for the proposed Ferrier area Cardium Joint Venture as well as continuing to consider other joint venture partners for the Company's other interests in the Cardium resource play, may be considered forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks related to finding satisfactory parties willing and able to participate in a Cardium Joint Venture with the Company. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (the "SEC") and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.